UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on agreement with Amazonas Energia

—

Rio de Janeiro, April 7, 2021 – Petróleo Brasileiro S.A. – Petrobras informs that it has signed, together with its indirect subsidiaries Breitener Tambaqui S.A. and Breitener Jaraqui S.A., a legal agreement for the receipt of amounts that they claim against Amazonas Energia S/A (debtor) and Centrais Elétricas Brasileiras S.A. - Eletrobras (jointly responsible). Also part of the agreement is the payment by Amazonas Energia to Petrobras of overdue amounts remaining from thermal contracts billing.

The agreement involves the recovery of credits by Breitener Tambaqui and Breitener Jaraqui, against Amazonas Energia S/A, in the amount of approximately R$ 436 million, updated up to January 18, 2021, related to 7 lawsuits, which will be suspended until the full settlement of the negotiated credits. The amount transacted will be settled by the debtor (Amazonas Energia S/A) in 60 installments, calculated using the constant amortization system - CAS, updated based on 124.75% of the CDI, from January 18, 2021 until full settlement.

The agreement also included the recovery of a credit from Petrobras, in the amount of about R$ 3.2 million related to a 2018 fiscal year invoice, issued in September 2019, which will be settled by Amazonas Energia S/A in cash, within 15 days from the signing of the agreement.

The signing of the agreement will generate a positive effect on the consolidated result of Petrobras in the 2nd quarter of 2021 of R$ 328 million, net of tax effects. The information regarding the amounts receivable from related parties, which includes receivables from the Eletrobras group, is presented in notes 14.1. of Petrobras' 2020 financial statements.

Petrobras understands that this agreement will anticipate the receipt of the receivable, reduce the costs associated with the continuation of these disputes and terminate related controversies.

Petrobras holds a 93.66% interest in Breitener Energética S.A., the latter being the full parent company of Breitener Tambaqui and Breitener Jaraqui.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer